February 22, 2010

Mail Stop 3561

Elyse Douglas
Executive Vice President and Chief Financial Officer
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, NJ 07656

RE: Hertz Global Holdings, Inc.
The Hertz Corporation
File No. 001-33139 and 001-07541
Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Ms. Douglas:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief